Exhibit (a)(5)(C)

19 March 2024

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

THIS IS AN ANNOUNCEMENT AND NOT A CIRCULAR OR EQUIVALENT DOCUMENT AND INVESTORS AND PROSPECTIVE INVESTORS SHOULD NOT MAKE ANY INVESTMENT DECISION ON THE BASIS OF ITS CONTENTS. A CIRCULAR IN RELATION TO THE TRANSACTION DESCRIBED IN THIS ANNOUNCEMENT WILL BE PUBLISHED IN DUE COURSE. THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

Diversified Energy Company PLC

(“Diversified,” “DEC,” or the “Company”)

Final Year-End 2023 Results, Accretive Acquisition, and Capital Allocation Update

De-Leverages Balance Sheet, Provides Flexibility, and Positions for Growth

Diversified Energy Company PLC (LSE: DEC; NYSE: DEC) is pleased to announce its final audited results for the year ended December 31, 2023. Additionally, the Company is pleased to announce that it has entered into a conditional agreement with Oaktree Capital Management, L.P. (“Oaktree” or “OCM”) for the strategic acquisition of working interests in certain assets operated in the Central Region (“Acquisition”). Further, the Company also announces a revised capital allocation framework designed to strengthen the balance sheet and provide sustainable shareholder returns.

FY 2023 Final Results: Operating and Financial Highlights

•	Record average net daily production: 821 MMcfepd (137 MBoepd)

◦	December exit rate of 775 MMcfepd(a) (129.2 MBoepd)
◦	Peer-leading consolidated corporate production decline rate of ~10%(b)

•	Year end 2023 reserves of 3.8 Tcfe (642 MMBoe; PV10 of $3.2 billion(c))
•	Net income of $760 million, inclusive of $688 million tax-effected, non-cash unsettled derivative fair value adjustments
•	Adjusted EBITDA of $543 million(d) generating Free Cash Flow of $219 million(e)
•	Adjusted EBITDA Margin of 52%(f)
•	Total Revenue, inclusive of hedges, grew 2% to $1 billion(g), net of $178 million in commodity cash hedge receipts that supplemented Total Revenue of $868 million
•	Year-end liquidity of $139 million(h) and Leverage (Net Debt-to-Adjusted EBITDA) of 2.3x(i)
•	Commenced trading on the New York Stock Exchange
•	Recommending a final quarterly dividend of $0.29 per share

2023 Sustainability Highlights

•	Achieved 2030 Scope 1 methane intensity goal (-50% from 2020) seven years ahead of schedule

◦	33% reduction in Scope 1 methane intensity to 0.8 MT CO2e/MMcfe from 1.2 in 2022
◦	NGSI(j) Methane Emissions Intensity 0.11% CO2e/MMcfe vs. 0.21% in 2022

•	Won ESG Report of the Year from ESG Awards 2023
•	Awarded OGMP 2.0’s Gold Standard for emissions reporting for the second consecutive year
•	Increased MSCI sustainability rating to AA leadership status
•	The Company anticipates issuing its 2023 Sustainability Report in April 2024

Highly Synergistic and Accretive Acquisition of Oaktree Interest

Key Acquisition Highlights

•	Consolidates working interest in existing DEC operated wells in the Central Region by adding ~510 Bcfe of PDP reserves at an attractive value of approximately a PV17 of PDP reserves (PV10 value of $462 million)(k)
•	Estimated gross purchase price of $410 million (approximately $386 million net, including customary purchase price adjustments)
•	Favorable per unit cost benefit resulting from no additional G&A Expense
•	Offsets natural declines with expected 122 MMcfepd in additional production (~80% Natural Gas)

◦	Provides a ~15% increase in overall Company production

•	Provides robust cash flow with 2024 Adjusted EBITDA of $126 million(l)

◦	Represents ~3.1x 2024 Adjusted EBITDA multiple

•	Increases Diversified’s exposure to favorable Gulf Coast pricing and takeaway capacity
•	Creates opportunity to layer additional hedges into a stronger commodity price environment

Acquisition Details

The Acquisition represents a continuation of Diversified’s successful multi-year track record of strategic asset purchases, whereby the Company will acquire Oaktree’s proportionate interest in the previously announced Indigo, Tanos III, East Texas, and Tapstone acquisitions (the “Assets”) for an estimated gross purchase price of $410 million (approximately $386 million net), which includes the assumption of approximately $120 million in amortizing notes and a hedge book with a positive mark-to-market of approximately $70 million. Diversified’s average working interest in the Assets will increase by approximately 100% as a result of the Transaction, highlighting the Company’s emphasis on efficient operation of high ownership interest assets to maximize cash returns for the life of the acquired assets.

The Assets include wells currently operated by Diversified throughout the Central Region and are expected to add production of 122 MMcfepd (80% natural gas), representing an increase of 15% as compared to Diversified’s previously announced 2023 average daily production. With an advantageous production-to-reserves ratio for the Assets of 11x, the Company’s corporate decline rate remains unchanged at approximately 10% per year.

As part of the Acquisition, Diversified will acquire certain hedging contracts from Oaktree that will provide ongoing protection despite the recent downturn in the gas market at volumes consistent with the Company’s overall hedging strategy while also maintaining strong long-term cash upside potential from the Assets.

Consideration for the Acquisition gross purchase price of $410 million (approximately $386 million net) is subject to customary purchase price adjustments and is expected to be satisfied through existing and expanded liquidity, the assumption of Oaktree’s proportionate debt of approximately $120 million associated with the ABS VI amortizing note, and approximately $90 million in deferred cash payments to Oaktree.(m)  Additional liquidity for the Acquisition may be generated from non-core asset sales and the potential issuance of a private placement preferred instrument. The Company does not plan to issue common equity as part of the Acquisition. The Acquisition has an effective date of November 1, 2023.

Timetable and Conditionality

The Acquisition is classed as a class 1 transaction under the Listing Rules of the Financial Conduct Authority (“FCA”) and accordingly it is conditional, amongst other things, on the approval of DEC’s shareholders, by ordinary resolution, at a general meeting of DEC (the “General Meeting”).

The circular containing the notice convening the General Meeting will be published in due course. In addition, the Acquisition is subject to the satisfaction of other conditions including receipt of regulatory approvals. It is currently expected that completion of the Acquisition will occur in the second quarter of 2024.

The Path Forward- FOCUS FIVE

In the year ahead, the Company is taking a renewed focus on the principles on which Diversified was founded: investing in strategic, accretive acquisitions, delivering greater operational efficiencies, taking proactive steps to ensure the sustainability of assets, keeping costs low and de-leveraging the balance sheet – all while returning value to shareholders.

Diversified has set in motion its “Focus Five” in order to demonstrate meaningful expansion of free cash flow generation while growing the company in a disciplined manner. That plan consists of the following core objectives:

•	Optimized cash flow generation
•	Cost structure optimization
•	Financial and operational flexibility
•	Sustainability innovation
•	Scale through accretive growth

Updated Capital Allocation Framework

Since first initiated in 2017, Diversified has delivered more than $800 million in cash returns to the Company’s stockholders, including approximately $700 million in cash dividends, along with approximately $110 million in share repurchases, and the Board remains committed to maintaining a sustainable and competitive shareholder return policy.

The Company has undertaken a reassessment of its capital allocation strategy to weigh the intrinsic value of the current share price level against the historical practice of returning capital through dividends. The Board and executive management team have jointly evaluated a number of potential scenarios to align the dividend level with expected future capital allocation needs, peer trends, current commodity prices, and current equity market dynamics.

The result of this assessment is the Board’s realignment of capital allocation and is designed to best position the Company to create long-term shareholder value through the balanced combination of:

•	Systematic debt reduction
•	Fixed per-share dividend
•	Strategic share repurchases
•	Accretive strategic acquisitions

In conjunction with the asset acquisition and following the Company’s capital allocation policy review, the Board has set the new quarterly dividend to $0.29 per share which equates to $1.16 per year. This fixed quarterly dividend payment will be sustainable for at least three years and maintains a top quartile pro forma yield1, among FTSE350 and higher than a majority of US listed peers, while providing the Company financial flexibility to reallocate approximately $110 million annually of capital towards the other elements within the updated capital allocation framework. When combined with our planned debt reduction through amortization of approximately $200 million in 2024, the capital allocation framework will allow for an opportunity to meaningfully reduce leverage and remain within the Company’s stated target leverage range of 2.0x to 2.5x. In addition, the Company will have increased flexibility to conduct a strategic and regimented share repurchase program, while also providing for the opportunity to make accretive acquisitions. The updated capital allocation framework will take effect with the recommended final dividend for 2023, payable in June 2024.

1 Estimated pro forma dividend yield relative to FTSE 350 constituents and US listed peers as of February 12, 2024.

CEO Rusty Hutson, Jr. commented:

“We finished the year with strong financial, operational, and sustainability results, which reflect the continued execution and success of our business strategy and the contributions of our teams. Despite headwinds in the natural gas market, Diversified grew annual adjusted EBITDA by approximately 8%, increased margins by approximately 6%, and generated $219 million in free cash flow. From a capital allocation perspective, we reduced our outstanding debt by approximately 15% since our interim results while returning $180 million in capital to shareholders in 2023 through dividends and strategic share repurchases. The highly accretive transaction announced today increases our Central Region opportunities and reinforces our commitment to a highly disciplined growth strategy.

“The gas market is sending a clear signal today; there is too much supply in the marketplace. Producers have already started to respond with reduced activity levels and production guidance. We believe Diversified is one of the best-positioned operators to take advantage of this lower commodity price marketplace. We are highly hedged in 2024, and our production base has one of the lowest decline profiles in the gas industry.

As we navigate the path forward in this commodity price environment, we are going on offense to be more opportunistic in our strategic approach with a strengthened balance sheet and to capitalize on any periods of near-term weakness. These times have historically provided extreme valuation disconnects where disciplined businesses have been afforded the ability to meaningfully grow production. We have initiated our Focus Five objectives, which I believe will help to further differentiate the Company from its peers in unlocking corporate value throughout 2024 and into the future.

”Upon rigorous assessment, we are recalibrating our fixed dividend payout to align with current equity market dynamics, peer trends, prevailing commodity prices, and expected future capital allocations. We understand the importance of this decision to our shareholders and do not take the decision lightly. By focusing our capital allocation on a fixed dividend level that is competitive with the industry and the market at large, we are prioritizing the acceleration of our balance sheet de-leveraging, with over $200 million in debt repayments during 2024, creating financial flexibility and a strong foundation to maximize long-term value creation for our shareholder base.

“Diversified’s differentiated stewardship business model will thrive amid the backdrop of rising global energy demand, consolidation in the U.S. energy markets, and enhanced expectations for sustainably produced energy. Thanks to our approach – focused on acquiring, improving, and retiring existing, long-life U.S. energy assets, honed through two decades of field experience – Diversified is the Right Company at the Right Time to responsibly manage gas and oil production in a manner that’s consistent with environmental stewardship and our focus on being a solutions-based business.”

Termination of Previously Announced Tender Offer

Further to the Company’s announcement on 15 February 2024 offering shareholders with an opportunity to elect how they would receive the return of capital of approximately US$42 million, in aggregate (the "Return of Capital"), including having their shares purchased in a tender offer for cash (the “Tender Offer”) pursuant to the terms and conditions in the circular published on 26 February 2024 in connection with the Return of Capital (the “Circular”), the board of directors of the Company has decided to terminate the Tender Offer component of the Return of Capital. The decision was made due to conflicting regulations in the United States and United Kingdom and pursuant to the condition precedent to the Tender Offer in the Circular that the Company has concluded, in its reasonable discretion, that the Tender Offer is not in compliance with applicable law in the United States. As a result of the termination, no shares will purchased pursuant to the Tender Offer, and all shareholders holding securities in proper form as of the record date will receive the cash dividend payment as announced on 15 November 2023.

Posting of 2023 Annual Report

Diversified has published to the Company’s website its 2023 Annual Report. These documents can be viewed or downloaded from Diversified’s website at https://ir.div.energy/financial-info.

Presentation and Webcast

DEC will host a conference call today at 8:00am GMT (4:00am EDT) to discuss these results. The conference call details are as follows:

U.S. (toll-free)	+	1 877 836 0271
UK (toll-free)	+	44 (0)800 756 3429
Webcast		https://ir.div.energy/news-events/ir-calendar-events
Replay Information		https://ir.div.energy/financial-info

A corporate presentation will be posted to the Company’s website before the conference call. The presentation can be found at https://ir.div.energy/presentations.

Footnotes:

(a)	As previously announced via RNS on January 30, 2024; Does not reflect the impact of the ABSVII asset divestiture announced on January 2, 2024.

(b)	Corporate decline rate of ~10% calculated as the change in production from Q4 2022 to Q4 2023; excluding any intraperiod acquisitions or divestitures. Q4 2022 reported production of ~134 Mboepd vs. Adjusted Q4 2023 production of ~122 Mboepd (reported Q4 2023 production of 129.5 Mboepd less ~10 Mboepd of production for Tanos acquisition & adding ~3 Mboepd of non-op production divested)

(c)	Based on the Company’s year-end PDP reserves and using 10-year NYMEX strip, as at December 31, 2023.

(d)	Calculated as earnings before interest, taxes, depletion, depreciation and amortization, and includes adjustments for items that are not comparable period-over-period, non-cash items such as gains on the sale of assets, acquisition related expenses and integration costs, mark-to-market adjustments related to our hedge portfolio, non-cash equity compensation charges and items of a similar nature.

(e)	Calculated as net cash provided by operating activities less expenditures on natural gas and oil properties and equipment and cash paid for interest.

(f)	Calculated as Adjusted EBITDA (defined within footnote (c)), as a percentage of Total Revenue, Inclusive of Hedges. Adjusted EBITDA Margin includes the direct operating cost and the portion of general and administrative cost it takes to produce each Boe.

(g)	Calculated as total revenue recorded for the period, inclusive of the impact of derivatives settled in cash.

(h)	Calculated as the availability on the Company's Revolving Credit Facility ("SLL") and inclusive of cash on hand and letters of credit as of December 31, 2023.

(i)	Net Debt-to-Adjusted EBITDA, or “Leverage” or “Leverage Ratio,” is measured as Net Debt divided by Pro Forma Adjusted EBITDA; Pro forma adjusted EBITDA includes adjustments for the year ended December 31, 2023 for the Tanos II Acquisition to pro forma its results for the full twelve months of operations. Net Debt calculated as of December 31, 2023 and includes total debt as recognized on the balance sheet, less cash and restricted cash; Total debt includes the Company’s borrowings under the Company’s Revolving Credit Facility (“SLL”) and borrowings under or issuances of, as applicable, the Company’s subsidiaries’ securitization facilities.

(j)	Using the Natural Gas Sustainability Initiative (“NGSI”) protocol, calculates methane intensity using methane emissions from production assets only (therefore, excluding gathering & boosting facilities) divided by total gross production.

(k)	Reserves values calculated using effective date of November 01, 2023 and 10-year NYMEX strip as of March 08, 2024; calculated using historical expense assumptions and does no include the impact of any projected or anticipated synergies that may occur subsequent to acquisition

(l)	Based on engineering reserves assumptions for the Assets using historical cost assumptions and NYMEX strip as of March 8, 2024 for the 12 month period ended December 31, 2024; includes the estimated impact of settled derivative instruments; does not include the impact of any projected or anticipated synergies that may occur subsequent to acquisition

(m)	Deferred cash payments of approximately $90 million to Oaktree to be paid over an 18-month term with an 8% annual interest rate.

For Company-specific items, refer also to the Glossary of Terms and/or Alternative Performance Measures found in Diversified’s 2023 Annual Report

For further information, please contact:

Diversified Energy Company PLC	+1 973 856 2757
Doug Kris	dkris@dgoc.com
www.div.energy

FTI Consulting	dec@fticonsulting.com
U.S. & UK Financial Public Relations

About Diversified Energy Company PLC

Diversified is a leading publicly traded energy company focused on natural gas and liquids production, transport, marketing, and well retirement. Through our differentiated strategy, we acquire existing, long-life assets and invest in them to improve environmental and operational performance until retiring those assets in a safe and environmentally secure manner. Recognized by ratings agencies and organizations for our sustainability leadership, this solutions-oriented, stewardship approach makes Diversified the Right Company at the Right Time to responsibly produce energy, deliver reliable free cash flow, and generate shareholder value.

Important Notices

The information contained in this announcement is inside information as stipulated under the UK Market Abuse Regulation. Upon publication of this announcement, this inside information is now considered to be in the public domain. The information contained in this announcement is for information purposes only and does not purport to be complete. The information in this announcement is subject to change.

This announcement is an announcement and not a circular or equivalent document and prospective investors should not make any investment decision on the basis of its contents. The Circular in relation to the Acquisition will be published in due course. Nothing in this announcement constitutes an offer of securities for sale in any jurisdiction.

Stifel, Nicolaus Europe Limited (“Stifel”) is authorised and regulated in the United Kingdom by the FCA. Stifel is acting exclusively as sponsor for the Company and no one else in connection with the Acquisition and will not regard any other person as a client in relation to the Acquisition or the contents of this announcement and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Stifel nor for providing advice in relation to or in connection with the contents of this announcement, the Acquisition or any matter referred to in this announcement.

No person has been authorised to give any information or to make any representations other than those contained in this announcement and, when published, the Circular and, if given or made, such information or representations must not be relied on as having been authorised by the Company. Subject to the Listing Rules and the Disclosure Guidance and Transparency Rules of the FCA, the issue of this announcement shall not, in any circumstances, create any implication that there has been no change in the affairs of the Company since the date of this announcement or that the information in it is correct as at any subsequent date.

Completion of the Acquisition is subject to the satisfaction of a number of conditions as more fully described in this announcement. Consequently, there can be no certainty that completion of the Acquisition will be forthcoming.

This announcement may contain certain forward-looking statements, beliefs or opinions, with respect to the financial condition, results of operations and business of the Company, the Assets, and the Group following the Acquisition. These statements, which contain the words “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “will”, “seek”, “continue”, “aim”, “target”, “projected”, “plan”, “goal”, “achieve” and words of similar meaning, reflect the Company’s beliefs and expectations and are based on numerous assumptions regarding the Company’s present and future business strategies and the environment the Company and the Group will operate in and are subject to risks and uncertainties that may cause actual results to differ materially. No representation is made that any of these statements or forecasts will come to pass or that any forecast results will be achieved. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements of the Company or the Group to be materially different from those expressed or implied by such forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company’s or the Group’s ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants, the actions of regulators and other factors such as the Company’s or the Group’s ability to continue to obtain financing to meet its liquidity needs, changes in the political, social and regulatory framework in which the Company or the Group operate or in economic or technological trends or conditions. Past performance of the Company cannot be relied on as a guide to future performance. As a result, you are cautioned not to place undue reliance on such forward-looking statements. The list above is not exhaustive and there are other factors that may cause the Company’s or the Group’s actual results to differ materially from the forward-looking statements contained in this announcement Forward-looking statements speak only as of their date and the Company, its respective parent and subsidiary undertakings, the subsidiary undertakings of such parent undertakings, and any of such person’s respective directors, officers, employees, agents, affiliates or advisers expressly disclaim any obligation to supplement, amend, update or revise any of the forward-looking statements made herein, except where it would be required to do so under applicable law. You are advised to read this announcement and, once published, the Circular in their entirety for a further discussion of the factors that could affect the Company’s future performance. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this announcement may not occur. No statement in this announcement is intended as a profit forecast or a profit estimate and no statement in this announcement should be interpreted to mean that the financial performance of the Company for the current or future financial years would necessarily match or exceed the historical published for the Company.

The contents of this announcement are not to be construed as legal, business or tax advice. Each shareholder should consult its own legal adviser, financial adviser or tax adviser for legal, financial or tax advice respectively.

Percentages in tables have been rounded and accordingly may not add up to 100 per cent. Certain financial data have also been rounded. As a result of this rounding, the totals of data presented in this announcement may vary slightly from the actual arithmetic totals of such data.

Use of Non-IFRS Measures

Certain key operating metrics that are not defined under IFRS (alternative performance measures) are included in this announcement. These non-IFRS measures are used by us to monitor the underlying business performance of the Company from period to period and to facilitate comparison with our peers. Since not all companies calculate these or other non-IFRS metrics in the same way, the manner in which we have chosen to calculate the non-IFRS metrics presented herein may not be compatible with similarly defined terms used by other companies. The non-IFRS metrics should not be considered in isolation of, or viewed as substitutes for, the financial information prepared in accordance with IFRS. Certain of the key operating metrics are based on information derived from our regularly maintained records and accounting and operating systems. We have not presented reconciliations of the non-IFRS measures included in this announcement because the comparable IFRS measures will not be accessible until the Company’s audited financial results for the year ended December 31, 2023 are complete. The Company has included the comparable IFRS measures and reconciliations of the non-IFRS measures in its release of full-year results, published on Tuesday, March 19, 2024.

Non-IFRS Disclosures

Adjusted EBITDA

As used herein, total revenue, inclusive of settled hedges, includes the impact of derivatives settled in cash. We believe that total revenue, inclusive of settled hedges is a useful because it enables investors to discern our realized revenue after adjusting for the settlement of derivative contracts.

	Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021
Net income (loss)	$759,701	$(620,598)	$(325,206)
Finance costs	134,166	100,799	50,628
Accretion of asset retirement obligations	26,926	27,569	24,396
Other (income) expense	(385)	(269)	8,812
Income tax (benefit) expense	240,643	(178,904)	(225,694)
Depreciation, depletion and amortization	224,546	222,257	167,644
(Gain) loss on bargain purchases	—	(4,447)	(58,072)
(Gain) loss on fair value adjustments of unsettled financial instruments	(905,695)	861,457	652,465
(Gain) loss on natural gas and oil properties and equipment(1)	20	93	901
(Gain) loss on sale of equity interest	(18,440)	—	—
Unrealized (gain) loss on investment	(4,610)	—	—
Impairment of proved properties	41,616	—	—
Costs associated with acquisitions	16,775	15,545	27,743
Other adjusting costs(2)	17,794	69,967	10,371
Non-cash equity compensation	6,494	8,051	7,400
(Gain) loss on foreign currency hedge	521	—	1,227
(Gain) loss on interest rate swap	2,722	1,434	530
Total adjustments	$(216,907)	$1,123,552	$668,351
Adjusted EBITDA	$542,794	$502,954	$343,145

(1)	Excludes $24.2 million and $2 million in proceeds received for leasehold sales during the years ended December 31, 2023 and 2022.
(2)	Other adjusting costs for the year ended December 31, 2023 were primarily associated with legal and professional fees related to the U.S. listing, legal fees for certain litigation, and expenses associated with unused firm transportation agreements. Other adjusting costs for the year ended December 31, 2022 primarily consisted of $28 million in contract terminations which may allow the Group to obtain more favorable pricing in the future and $31 million in costs associated with deal breakage and/or sourcing costs for acquisitions.

Total Revenue, Inclusive of Hedges and Adjusted EBITDA Margin

As used herein, total revenue, inclusive of settled hedges, includes the impact of derivatives settled in cash. We believe that total revenue, inclusive of settled hedges is a useful because it enables investors to discern our realized revenue after adjusting for the settlement of derivative contracts. Adjusted EBITDA margin is measured as adjusted EBITDA, as a percentage of total revenue, inclusive of settled hedges. adjusted EBITDA margin includes the direct operating cost and the portion of general and administrative cost it takes to produce each Mcfe. This metric includes operating expense, employees, administrative costs and professional services and recurring allowance for credit losses, which include fixed and variable costs components. We believe that adjusted EBITDA margin is a useful measure of our profitability and efficiency as well as our earnings quality because it measures the Group on a more comparable basis period-over-period, given we are often involved in transactions that are not comparable between periods

	Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021
Total revenue	$868,263	$1,919,349	$1,007,561
Net gain (loss) on commodity derivative instruments(1)	178,064	(895,802)	(320,656)
Total revenue, inclusive of settled hedges	$1,046,327	$1,023,547	$686,905
Adjusted EBITDA	$542,794	$502,954	$343,145
Adjusted EBITDA margin	52%	49%	50%

1.	Net gain (loss) on commodity derivative settlements represents cash (paid) or received on commodity derivative contracts. This excludes settlements on foreign currency and interest rate derivatives as well as the gain (loss) on fair value adjustments for unsettled financial instruments for each of the periods presented.

Free Cash Flow

As used herein, free cash flow represents net cash provided by operating activities less expenditures on natural gas and oil properties and equipment and cash paid for interest. We believe that free cash flow is a useful indicator of our ability to generate cash that is available for activities other than capital expenditures. The Directors believe that free cash flow provides investors with an important perspective on the cash available to service debt obligations, make strategic acquisitions and investments and pay dividends

	Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021
Net cash provided by operating activities	$410,132	$387,764	$320,182
LESS: Expenditures on natural gas and oil properties and equipment	(74,252)	(86,079)	(50,175)
LESS: Cash paid for interest	(116,784)	(83,958)	(42,673)
Free cash flow	$219,096	$217,727	$227,334

Net Debt and Net Debt-to-Adjusted EBITDA (“Leverage”)

As used herein, net debt represents total debt as recognized on the balance sheet less cash and restricted cash. Total debt includes our borrowings under the Credit Facility and borrowings under or issuances of, as applicable, our subsidiaries’ securitization facilities. We believe net debt is a useful indicator of our leverage and capital structure. Net debt-to-adjusted EBITDA, or “leverage” or “leverage ratio,” is measured as net debt divided by adjusted EBITDA. We believe that this metric is a key measure of our financial liquidity and flexibility and is used in the calculation of a key metric in one of our Credit Facility financial covenants.

	As of
	December 31, 2023		December 31, 2022		December 31, 2021
Credit Facility	$159,000		$56,000		$570,600
ABS I Notes	100,898		125,864		155,266
ABS II Notes	125,922		147,458		169,320
ABS III Notes	274,710		319,856		—
ABS IV Notes	99,951		130,144		—
ABS V Notes	290,913		378,796		—
ABS VI Notes	159,357		212,446		—
Term Loan I	106,470		120,518		137,099
Other	7,627		7,084		9,380
Total debt	$1,324,848		$1,498,166		$1,041,665
LESS: Cash	3,753		7,329		12,558
LESS: Restricted cash	36,252		55,388		19,102
Net debt	$1,284,843		$1,435,449		$1,010,005
Adjusted EBITDA	$542,794		$502,954		$343,145
Pro forma adjusted EBITDA(1)	$549,258		$574,414		$490,978
Net debt-to-pro forma adjusted EBITDA(2)	2.3	x	2.5	x	2.1	x

1.	Pro forma adjusted EBITDA includes adjustments for the year ended December 31, 2023 for the Tanos II Acquisition to pro forma its results for the full twelve months of operations. Similar adjustments were made for the year ended December 31, 2022 for the East Texas Assets and ConocoPhillips acquisitions.
2.	Does not include adjustments for working capital which are often customary in the market.